  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1997.


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               __________________

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               _________________

                            VERSA TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)
                               _________________

                               APPLIED POWER INC.
                                   TVPA CORP.
                                   (BIDDERS)
                               _________________

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  925116-10-5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               _________________

                              ROBERT C. ARZBAECHER
                               APPLIED POWER INC.
                         13000 WEST SILVER SPRING DRIVE
                               BUTLER, WI  53007
                                 (414) 781-6600
                              (414) 781-0629 (FAX)

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                               _________________

                                    COPY TO:

                          ANTHONY W. ASMUTH III, ESQ.
                                QUARLES & BRADY
                           411 EAST WISCONSIN AVENUE
                          MILWAUKEE, WISCONSIN  53202
                                 (414) 277-5000
                              (414) 271-3552 (FAX)

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on September 5, 1997 (the "Schedule 14D-1") relating to the tender offer by TVPA Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Applied Power Inc., a Wisconsin corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (together with the Common Stock, the "Shares"), of Versa Technologies, Inc., a Delaware corporation (the "Company"), at a price of $24.625 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(b)-(c) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

     Pursuant to the HSR Act, Parent and the Company filed their respective Notification and Report Forms with respect to the acquisition of Shares pursuant to the Offer with the Antitrust Division and the FTC on or about September 8, 1997. The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern time, on September 23, 1997. On September 24, 1997, the Company and Parent issued a press release to such effect. The full text of the press release is filed herewith as Exhibit (a)(10) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibit:

           (a)(10) - Text of Joint Press Release, dated September 24, 1997.

                                 SIGNATURES


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  September 24, 1997

                                        TVPA CORP.



                                        BY:  /s/ Robert C. Arzbaecher
                                             -------------------------------
                                             Robert C. Arzbaecher, Vice
                                             President



                                        APPLIED POWER INC.

                                        BY:  /s/ Robert C. Arzbaecher
                                             -------------------------------
                                             Robert C. Arzbaecher,
                                             Vice President and Chief
                                             Financial Officer

                                EXHIBIT INDEX

EXHIBIT NO.

(a)(1)*  -        Offer to Purchase, dated September 5, 1997.

(a)(2)*  -        Form of Letter of Transmittal, dated September 5, 1997.

(a)(3)*  -        Form of Notice of Guaranteed Delivery.

(a)(4)*  -        Form of Letter for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*  -        Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)*  -        Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*  -        Text of Joint Press Release, dated September 3, 1997.

(a)(8)*  -        Form of Summary Advertisement, dated September 5, 1997.

(a)(9)*  -        Form of Letter to Participants in the Versa Technologies, Inc. Stock Purchase and Dividend Reinvestment Plan.

(a)(10)  -        Text of Joint Press Release, dated September 24, 1997.

(b)(1)*  -        Commitment Letter between Bank of America National
                  Trust and Savings Corporation, BankAmerica Securities, Inc.,
                  PNC Bank, National Association and Applied Power Inc. dated
                  August 29, 1997 (including the Summary of Terms and Conditions attached thereto).

(c)(1)*  -        Agreement and Plan of Merger, dated as of September 2,
                  1997, among Applied Power Inc., TVPA Corp. and Versa
                  Technologies, Inc.

(d)      -        Not Applicable.

(e)      -        Not Applicable.

(f)      -        Not Applicable


______________________

          * Previously filed.

                                                                EXHIBIT (a)(10)

FROM:   APPLIED POWER INC., P.O. BOX 325, MILWAUKEE, WI 53201
DATE:   SEPTEMBER 24, 1997
FOR RELEASE:    IMMEDIATE
FOR FURTHER INFORMATION: ROBERT C. ARZBAECHER

HART-SCOTT-RODINO WAITING PERIOD FOR APPLIED POWER-VERSA TECHNOLOGIES TRANSACTION EXPIRED ON SEPTEMBER 23, 1997

     MILWAUKEE, WI, September 24, 1997--Applied Power Inc. (APW - NYSE) and Versa Technologies, Inc. (VRSA - Nasdaq) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the acquisition of Versa Technologies by Applied Power, expired at 11:59 p.m., Eastern time, on September 23, 1997. Applied Power's tender offer remains subject to the other conditions listed in the offer to purchase, including the tender of at least a majority of the Versa/Tek shares outstanding.

     Applied Power, headquartered in Wisconsin, is a global company comprised of three business segments. Technical Environments and Enclosures expertise is in configuring technical equipment for end users and in providing enclosures for electronic equipment. Engineered Solutions supplies components and systems based on hydraulic and vibration control technologies to a diverse group of OEM customers. Distributed Products provides industrial and electrical tools and accessories through various distributor and retail channels worldwide.

     Versa Technologies, headquartered in Racine, Wisconsin, comprises three business segments. The Electronics segment designs and manufactures custom electronic and electrical systems for a broad range of applications. The Engineered Materials segment fabricates custom engineered elastomeric components for industrial and medical applications. The Fluid Power segment manufactures custom engineered cylinders and hydraulic and electromechanical actuation systems for a broad range of markets including transportation, recreational vehicle, and construction equipment markets.

For further information, contact:

Applied Power Inc.
Robert C. Arzbaecher
Vice President and Chief Financial Officer
414-781-6600


     To receive a faxed copy of this or other recent Applied Power communication, please call the Company's "News on Demand" service at 1-800-549-0679.